UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

_____

FORM 8-K
_____

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of report (Date of earliest event reported): September 19, 2012

ASHLAND INC.
(Exact name of registrant as specified in its charter)

Kentucky
(State or other jurisdiction of incorporation)

1-32532
(Commission File Number)

20-0865835
(I.R.S. Employer Identification No.)

**50 E. RiverCenter Boulevard
P.O. Box 391
Covington, Kentucky 41012-0391
Registrant's telephone number, including area code (859) 815-3333**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act
(17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act
(17 CFR 240.13e-4(c))

Item 5.02.   **Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers**

On September 19, 2012, Janice J. Teal, Ph.D., former Group Vice President and Chief Scientific Officer of Avon Products, Inc., was elected to serve as Director in Class III on the Board of Directors of Ashland Inc. ("Ashland"). Dr. Teal will serve on the Board's Environmental, Health and Safety Committee and Personnel and Compensation Committee.

Pursuant to Ashland's By-laws, the Board increased the number of directors to eleven and elected Dr. Teal to the Board.

Dr. Teal will enter into Ashland's standard Director Indemnification Agreement.

The election of Dr. Teal to Ashland's Board of Directors is discussed in more detail in the news release attached hereto as Exhibit 99.1, which is incorporated by reference into this Item 5.02.

Item 9.01   **Financial Statements and Exhibits**

(d)   Exhibits

99.1   News Release dated September 19, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ASHLAND INC.

(Registrant)

September 19, 2012

/s/ Lamar M. Chambers

Lamar M. Chambers
Senior Vice President and
Chief Financial Officer

EXHIBIT INDEX

99.1   News Release dated September 19, 2012.

News Release

FOR IMMEDIATE RELEASE
September 19, 2012

Ashland Inc. elects Janice Teal to board of directors

COVINGTON, Ky. – Ashland Inc. (NYSE: ASH) today announced that Janice J. Teal, Ph.D., former group vice president and chief scientific officer for Avon Products Inc., has been elected to the company's board of directors. With her election, the Ashland board now has 11 directors.

Dr. Teal, 59, brings 28 years of leadership and scientific research experience to Ashland's board. Prior to her retirement from Avon in 2010, she led the company's global research and development team of chemists and scientists, with responsibility for the development and support of Avon's worldwide product lines. Before that, Dr. Teal served as vice president of the Avon Skin Care Laboratories, where she led the bioscience research and skin care teams that ultimately led to the growth of the Anew Skin Care brand to over $1 billion in sales. She had additional responsibility for development of Avon's vitamin and nutritional lines. Dr. Teal joined Avon in 1982 as a program leader in toxicology and built Avon's first pharmacokinetics and cell culture laboratories. She earned a Ph.D. in pharmacology from Emory University and served as a Research Fellow in toxicology at New York University. She previously served on the board of directors of Arch Chemicals, which was acquired last year by Lonza Group Ltd. In addition to serving on the Ashland board, she is a trustee of Dominican College.

About Ashland Inc.
In more than 100 countries, the people of Ashland Inc. (NYSE: ASH) provide the specialty chemicals, technologies and insights to help customers create new and improved products for today and sustainable solutions for tomorrow. Our chemistry is at work every day in a wide variety of markets and applications, including architectural coatings, automotive, construction, energy, food and beverage, personal care, pharmaceutical, tissue and towel, and water treatment. Visit ashland.com to see the innovations we offer through our four commercial units – Ashland Specialty Ingredients, Ashland Water Technologies, Ashland Performance Materials and Ashland Consumer Markets.

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C-ASH

FOR FURTHER INFORMATION:
Media Relations:
Gary Rhodes
+1 (859) 815-3047
glrhodes@ashland.com

Investor Relations:

David Neuberger
+1 (859) 815-4454
daneuberger@ashland.com